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                             VALUEVISION MEDIA, INC.
                               6740 Shady Oak Road
                           Eden Prairie, MN 55344-3433


December 21, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    H. Christopher Owings
              Kurt Murao
              Peggy Kim

         Re: ValueVision Media, Inc. Registration Statement on Form S-3, File No. 333-127040
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Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ValueVision Media, Inc. ("ValueVision") hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, December 23, 2005 at 4:00 p.m. Eastern Standard Time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

         In connection with the foregoing request for acceleration of the Registration Statement, ValueVision acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ValueVision from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) ValueVision may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            (Signature Page Follows)
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Securities and Exchange Commission
Page 2


                                            Very truly yours,

                                            VALUEVISION MEDIA, INC.


                                            By:  /s/ Nathan E. Fagre
                                                 -------------------------------
                                                 Name:  Nathan E. Fagre
                                                 Title: Senior Vice President &
                                                        General Counsel